United States securities and exchange commission logo





                           July 31, 2020

       Jason K. Giordano
       Co-Executive Chairman
       Collier Creek Holdings
       200 Park Avenue, 58th Floor
       New York, New York 10166

                                                        Re: Collier Creek
Holdings
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed July 17, 2020
                                                            File No. 333-239151

       Dear Mr. Giordano:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2020 letter.

       Form S-4 Amendment No. 1 filed 7/17/20

       Non-GAAP financial measures
       Adjusted Net Sales, Further Adjusted Net Sales, Adjusted Gross Profit and Further Adjusted
       Gross Profit, page 49

   1. Reference is made to your non-GAAP financial measures which include adjustments for
                                                        IO discounts. We
believe the inclusion of adjustments for IO discounts results in non-
                                                        GAAP measures which
substitutes individually tailored recognition and measurement method for those of
GAAP and violates Rule 100(b) of Regulation G. Please revise to remove these
adjustments from the respective non-GAAP measures. Refer to
                                                        guidance in Non-GAAP
Financial Measures Compliance and Disclosures Interpretations
 Jason K. Giordano
Collier Creek Holdings
July 31, 2020
Page 2
         available on our website at:
         http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
EBITDA, Adjusted EBITDA, and Further Adjusted EBITDA, page 51

2. We refer you to note (2). Please confirm all LTIP phantom units will be settled on a non-
         cash basis. If management intends to cash settle any portion of the LTIP phantom units, such expenses should not be included in your non-GAAP financial measure. Please advise and revise your footnote as necessary.
3. We refer to note (3) on page 52 with respect changes in accounting policy and estimates.
         The adjustments appear to represent normal recurring cash operating expenses necessary to operate your business. We do not believe adjustments which smooth or change the recognition pattern of those amounts found in your GAAP financial statements to be appropriate as they do not comply with the guidance outlined in Regulation G or Item
         10(e) of Regulation S-K. Please revise to remove these adjustments your non-GAAP presentation.
4. We refer to note (5) describing adjustments related to Business Transformation Initiatives of 5.1, 3.0 and 12.6 million for fiscal 2019, 2018 and 2017, respectively. Based on your
         footnote, the adjustment consists of numerous items for which you do not believe the costs reflect normal business operations. Please provide us with a schedule of the items that comprise the adjustment for each period period presented, includes a description of the nature of the item and quantify each of the individual amounts.
5. We refer to your adjustments related to Kennedy Synergies, Kitchen Cooked Synergies and Public Company Costs included in your presentation of the non-GAAP measure, Further Adjusted EBITDA. Please explain your basis for including these
         adjustments in your non-GAAP measure and how the presentation complies with the rules and staff guidance on non-GAAP financial measures.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of Utz
Application of Critical Accounting Policies and Estimates
Revenue Recognition, page 303

6. We note from your response to comment 15 you determined the historical differences
       between management   s estimate and actual to be not material for fiscal
2017 and 2018
       GAAP financials. Please quantify the differences for us. You also state the change in accounting estimates made at the end of 2018 and further revised during 2019 were not material for additional disclosure in the fiscal 2019 financial statements. Please provide us with your analysis for determining the amounts were not material to fiscal 2019 and 2018
FirstName LastNameJason K. Giordano
       and further, explain how you determined the under accrual of trade spend reserve in prior
Comapany    NameCollier
       periods   for which Creek  Holdings
                            you trued up in subsequent periods should not have
been a correction of
July 31,an2020
           errorPage
                  in accordance
                      2         with ASC 250-10-50-7.
FirstName LastName
 Jason K. Giordano
FirstName  LastNameJason K. Giordano
Collier Creek Holdings
Comapany
July       NameCollier Creek Holdings
     31, 2020
July 31,
Page  3 2020 Page 3
FirstName LastName
UM-U Intermediate, LLC and Subsidiaries and Affiliates Operations and Summary of
Significant Accounting Policies
Distribution Route Acquisition and Sale Transactions, page F-44

7. In your response to comment 17, you state that "the sale of the distribution route to the IO is accounted for as the sale of an intangible asset in accordance with ASC 610-20." Please explain the basis for your conclusion and provide us with your analysis for determining your accounting treatment was appropriate. As part of your response, please tell us your consideration of the sale of the route distribution rights and on-going IO distributor agreement in the context of ASC 606-10-25-9 and whether the IO arrangements contain a material right pursuant to the guidance outlined in ASC 606-10-55-41 to 45. If not, please explain why.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Peter Seligson